UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28707/April 22, 2009

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In the Matter of                     :
                                     :
T. ROWE PRICE DEVELOPING     :
   TECHNOLOGIES FUND, INC.           :
100 E. Pratt St.                     :
Baltimore, MD 21202                  :
                                     :
(811-10003)                          :
                                     :
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ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

T. Rowe Price Developing Technologies Fund, Inc. filed an
application on February 25, 2009, requesting an order under
section 8(f) of the Act declaring that it has ceased to be an
investment company.

On March 27, 2009, a notice of filing of the application was
issued (Investment Company Act Release No. 28680). The notice
gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued
unless a hearing was ordered. No request for a hearing has been
filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of
the information set forth in the application, that applicant has
ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's
registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management,
under delegated authority.

                              Florence E. Harmon
                               Deputy Secretary